UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

EVO Payments, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38504	82-1304484
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

EVO Payments, Inc.

Ten Glenlake Parkway

South Tower, Suite 950

Atlanta, Georgia 30328

(770) 336-8463

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, EVO Payments, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 3, 2023

EVO Payments, Inc.

By:	/s/ David L. Green
	Name:	David L. Green
	Title:	Secretary